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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2006
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies Partners Opportunity Fund, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Metro Center, One Station Place, Three North
(No. and Street)

Stamford (City) Connecticut (State) 06902-6800 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert J. Welch (203) 708-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Welch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies Partners Opportunity Fund, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

MARIANNE KELLY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

(SEC Identification No. 8-51447)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

Filed in accordance with Subparagraph (e)(3) of Rule 17a-5
as a public document.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Members
Jefferies Partners Opportunity Fund, LLC:

We have audited the accompanying statement of financial condition of Jefferies Partners Opportunity Fund, LLC (the "Fund"), including the condensed schedule of investments, as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Fund's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies Partners Opportunity Fund, LLC as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Statement of Financial Condition

December 31, 2005

Assets		
Cash and cash equivalents	$	35,855,249
Receivable from affiliated brokers and dealers		20,378,436
Securities owned		200,206,729
Securities borrowed		15,496,580
Other assets		1,371,532
Total assets	$	273,308,526
Liabilities and Members' Equity		
Securities sold, not yet purchased	$	23,115,312
Payable to affiliated brokers and dealers		20,251,038
Payable to Jefferies & Company, Inc.		734,196
Accrued expenses and other liabilities		78,875
Total liabilities		44,179,421
Members' equity:		229,129,105
Total liabilities and members' equity	$	273,308,526

See accompanying notes to the statement of financial condition.

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description		Fair value	Percentage of Members' Equity
Securities owned:			
Corporate Bonds:			
Bermuda - Transportation	$	2,113,965	0.9%
British Virgin Islands - Oil & Gas		739,200	0.3%
Canada:			
Engineering & Construction		483,840	0.2%
Oil & Gas		366,970	0.2%
Transportation		100,485	0.0%
Total Canada		951,295	0.4%
Cayman Islands - Oil & Gas		5,633	0.0%
France - Oil & Gas		8,320	0.0%
Luxembourg - Telecommunications		172,425	0.1%
Norway - Oil & Gas		485,780	0.2%
Sweden - Holding Companies - Diversified		74,700	0.0%
United States:			
Aerospace & Defense		66,000	0.0%
Agriculture		2,776,870	1.2%
Airlines		1,861,067	0.8%
Apparel		1,552,271	0.7%
Auto Parts & Equipment		3,283,496	1.4%
Biotechnology		97,515	0.0%
Building Materials		434,010	0.2%
Chemicals		64,680	0.0%
Coal		672,675	0.3%
Commercial Services		1,063,993	0.5%
Cosmetics & Personal Care		51,840	0.0%
Electrical Components & Equipment		539,545	0.2%
Electronics		12,014,702	5.2%
Engineering & Construction		535,920	0.2%
Entertainment		43,495	0.0%
Environmental Control		127,305	0.1%
Financial Services - Diversified		330,035	0.1%
Food		1,026	0.0%
Healthcare Services		4,850	0.0%
Holding Companies-Diversified		2,288,567	1.0%

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Home Builders	69,960	0.0%
Iron & Steel	7,448,491	3.3%
Leisure Time	2,168,715	0.9%
Lodging	9,661,596	4.2%
Media	753,753	0.3%
Metal Fabrication & Hardware	3,116,356	1.4%
Mining	699,439	0.3%
Miscellaneous Manufacturing	7,815,263	3.4%
Oil & Gas:		
Ascent Energy 11.75% 5/1/15	21,598,176	9.4%
Texcal Energy Ser A Units	44,272,000	19.3%
Oil & Gas - Other	12,537,002	5.5%
Packaging & Containers	1,796,406	0.8%
Retail	952,310	0.4%
Telecommunications	6,499,153	2.8%
Textiles	17	0.0%
Transportation	107,940	0.0%
Total United States	147,306,439	64.3%
Total corporate bonds	151,857,757	66.3%
Common Stock:		
Canada - Airlines	3,993,548	1.7%
Great Britain - Telecommunications	4,482,786	2.0%
United States:		
Auto Parts & Equipment	76,230	0.0%
Beverages	2,053,889	0.9%
Chemicals	5,318,442	2.3%
Commercial Services	6,968,079	3.0%
Distribution - Wholesale	270,993	0.1%
Electrical Components & Equipment	11,435	0.0%
Electronics	1,018,758	0.4%
Financial Services - Diversified	3,266,273	1.4%
Iron & Steel	1,617,660	0.7%
Machinery:		
Fairfield Manufacturing	17,684,600	7.7%
Publishing	79,196	0.0%
Retail	10,405	0.0%
Telecommunications	237,867	0.1%

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description	Fair value	Percentage of Members' Equity
Textiles	3,585	0.0%
Total United States	38,617,412	16.9%
Total common stock	47,093,746	20.6%
Warrants:		
United States	37,280	0.0%
Investment Companies		
United States	1,217,946	0.5%
Total securities owned	$ 200,206,729	87.4%
Securities sold, not yet purchased:		
Corporate Bonds:		
Canada:		
Electrical Components & Equipment	$ 354,620	0.2%
Financial Services - Diversified	266,660	0.1%
Forest Products & Paper	19,505	0.0%
Iron & Steel	831,875	0.4%
Mining	301,210	0.1%
Total Canada	1,773,870	0.8%
Marshall Island - Transportation	134,640	0.1%
United States:		
Aerospace & Defense	511,277	0.2%
Auto Parts & Equipment	413,325	0.2%
Building Materials	16,915	0.0%
Coal	2,004,945	0.9%
Commercial Services	16,905	0.0%
Electrical Components & Equipment	4,680	0.0%
Electronics	345,220	0.2%
Entertainment	888,595	0.4%
Environmental Control	79,680	0.0%
Financial Services - Diversified	113,750	0.0%
Food	239,600	0.1%
Forest Products & Paper	750,750	0.3%
Healthcare Services	997,425	0.4%
Household Products & Wares	786,655	0.3%
Iron & Steel	865,633	0.4%

(Continued)

JEFFERIES PARTNERS OPPORTUNITY FUND, LLC

Condensed Schedule of Investments

December 31, 2005

Description		Fair value	Percentage of Members' Equity
Lodging		2,921,222	1.3%
Media		172,814	0.1%
Metal Fabrication & Hardware		862,885	0.4%
Mining		877,635	0.4%
Miscellaneous Manufacturing		190,190	0.1%
Oil & Gas		4,436,448	1.9%
Packaging & Containers		576,958	0.3%
Pharmaceuticals		168,300	0.1%
Retail		1,796,820	0.8%
Telecommunications		462,785	0.2%
Transportation		703,410	0.3%
Total United States		21,204,822	9.3%
Total corporate bonds		23,113,332	10.1%
Warrants:			
United States		1,980	0.0%
Total securities sold, not yet purchased	$	23,115,312	10.1%

See accompanying notes to the statement of financial condition.

(1) Summary of Significant Accounting Policies

Jefferies Partners Opportunity Fund, LLC (the "Fund") is a Delaware limited liability company. The Fund commenced operations on January 19, 2000. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies & Company, Inc. ("Jefferies"). The Fund employs a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund acquires, actively manages, and trades a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund participates in the non-syndicate trading and investment activities of the High Yield Department on a pari passu basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund will be in effect until January 18, 2007, unless extended for up to three successive one-year terms by the vote of the Manager and a majority of the member interests.

The Fund claims an exemption from Rule 15c3-3 as of December 31, 2005, based on Section (k)(2)(ii). Securities transactions are cleared through an affiliated broker-dealer on a fully disclosed basis. The Fund does not execute any securities transactions with or on behalf of any customers.

The Fund prepares its statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Cash and Cash Equivalents

Cash equivalents consist of money market funds, which are part of the cash management activities of the Fund, and have original maturities of 90 days or less. At December 31, 2005, such cash equivalents amounted to $35,332,668.

(b) Fair Value of Financial Instruments

Substantially all of the Fund's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables, are carried at amounts approximating fair value.

Securities and other inventory positions owned and securities and other inventory positions sold, but not yet purchased (all of which are recorded on a trade-date basis) are valued at fair value. Fair value generally is determined based on listed prices or broker quotes. In certain instances, such price quotations may be deemed unreliable when the instruments are thinly traded or when the Fund holds a substantial block of a particular security and the listed price is not deemed to be readily realizable. In these instances, the Fund determines fair value based on management's best estimate, giving appropriate consideration to reported prices and the extent of public trading in similar securities, the discount from the listed price associated with the cost at the date of acquisition, and the size of the

position held in relation to the liquidity in the market, among other factors. When the size of the holding of a listed security is likely to impair the Fund's ability to realize the quoted market price, the Fund records the position at a discount to the quoted price reflecting management's best estimate of fair value. In such instances, the Fund generally determines fair value with reference to the discount associated with the acquisition price of the security. When listed prices or broker quotes are not available, the Fund determines fair value based on pricing models or other valuation techniques, including the use of implied pricing from similar instruments. The Fund typically uses pricing models to derive fair value based on the net present value of estimated future cash flows including adjustments, when appropriate, for liquidity, credit and/or other factors.

(c) ***Securities Transactions***

The Fund records its securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are valued at fair value.

(d) ***Contributions***

Capital contributions were recorded net of the Fund's closing costs and placement fees. Each member is charged a one-time placement fee of 1% of gross contributions.

(e) ***Federal and State Income Taxes***

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and, accordingly, are not subject to income taxes. For tax purposes, income or losses are included in the tax returns of the members.

(f) ***Allocation of Income and Expense***

Income and expense are allocated 100% to the members based on the pro rata share of their capital contributed to the Fund, until the total allocation equals the aggregate members' preferred return of 8% of contributed capital. All remaining income and expense are allocated 80% to the members and 20% to the Class B Member.

(g) ***Commitments***

As of December 31, 2005, the Fund had unfunded commitments of $3,795,000 under a revolving credit facility.

(h) ***Use of Estimates***

The preparation of the statement of financial condition in conformity with U.S. GAAP requires the Fund Manager to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

(2) Receivable from, and Payable to, Affiliated Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, affiliated brokers and dealers as of December 31, 2005:

Receivable from affiliated brokers and dealers:		
Securities failed to deliver	$	20,366,675
Other		11,761
	$	20,378,436
Payable to affiliated brokers and dealers:		
Securities failed to receive	$	18,581,323
Other		1,669,715
	$	20,251,038

(3) Securities Owned and Securities Sold, Not Yet Purchased

The following is a summary of the fair value of major categories of Securities owned and Securities sold, not yet purchased, as of December 31, 2005:

		Securities owned	Securities sold, not yet purchased
Corporate debt securities	$	151,857,757	23,113,332
Corporate equity securities		47,131,026	1,980
Other		1,217,946	—
	$	200,206,729	23,115,312

(4) Revolving Credit Facility

In June 2005, the Fund renewed a revolving credit facility agreement with an unaffiliated third party to be used in connection with the Fund's investing activities. At December 31, 2005, $133,300,000 was available under the terms of the revolving credit facility agreement. The revolving credit facility expires in June 2006, but provides for annual extensions. Advances under this facility bear interest at the lender's commercial paper rate plus 115 basis points. The Fund incurs a liquidity fee on the total amount available under the revolving credit facility. The Fund incurs a program fee on amounts borrowed under the revolving credit facility. The Fund incurs minimum program fee if program fees do not reach a certain threshold. During the year ended December 31, 2005, the Fund did not borrow under the revolving credit facility. At December 31, 2005, there were no outstanding balances under the revolving credit facility.

The Fund incurred costs in securing the revolving credit facility. These costs have been capitalized and are being amortized over seven years. Net unamortized costs of $123,261 are included in Other assets.

(Continued)

(5) Related Party Transactions

Included in members' equity is an investment in the Fund by Jefferies of $28,130,541. Additionally, Jefferies, as the Class B Member, contributed $1,000 of capital for the right to receive a distribution of 20% of the Fund's distributions in excess of an 8% preferred return paid to the members. During the year ended December 31, 2005, the Fund distributed, in cash, undistributed net income of $32,371,592 to the members, of which $3,594,627 was distributed to the Class B Member in accordance with its carried interest.

Receivable from and payable to affiliated brokers and dealers are for amounts due from and due to Jefferies related to trade execution and settlement.

During the year ended December 31, 2005, Jefferies Execution Services, Inc. was the sole counterparty to all of the Fund's stock borrow transactions.

Payable to Jefferies & Company, Inc. of $734,196 is for amounts due for direct trading expenses, general and administrative expenses, and management fees. The Fund reimburses Jefferies for general and administrative expenses based on the Fund's pro rata portion of actual charges incurred.

Jefferies, in its capacity as Manager, receives a management fee equal to 1% per annum of the sum of 100% of the average balance of securities owned and 98% of the average balance of securities sold, not yet purchased. Accrued management fees of $178,275 are included in Payable to Jefferies & Company, Inc.

(6) Financial Instruments

(a) *Off-Balance Sheet Risk*

The Fund has contractual commitments arising in the ordinary course of business for securities sold, not yet purchased. These financial instruments contain varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Fund's Statement of Financial Condition.

(b) *Credit Risk*

In the normal course of business, the Fund is involved in the execution, settlement, and financing of various principal securities transactions. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date.

The Fund seeks to control the risk associated with these transactions by establishing and monitoring collateral and transaction levels daily.

(c) *Concentration of Credit Risk*

The Fund's activities are executed exclusively with Jefferies. Concentrations of credit risk can be affected by changes in economic, industry, or geographical factors. The Fund seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

(7) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Fund has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Fund maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2005, the Fund had net capital of $67,286,413, which was $67,036,413 in excess of required net capital.

(8) Subsequent Event

On February 15, 2006, the Fund distributed, in cash, undistributed net income of $49,147,564 to the members, of which $6,949,821 was distributed to the Class B Member in accordance with its carried interest.